WICKERSHAM & MURPHY
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
430 CAMBRIDGE AVENUE, SUITE 100
PALO ALTO, CALIFORNIA 94306
TELEPHONE: (650) 323-6400
DEBRA K. WEINER	FAX: (650) 323-1108	E-Mail Address: debbie@wickersham.com

June 6, 2005

Mail Stop 35-61

Office of Emerging Growth Companies Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Attn:	John Reynolds, Assistant Director

Re:	NuVim, Inc.
Registration Statement on Form SB-2
File No. 333-120938
Amendment No. 5 Filed May 4, 2005

Ladies and Gentlemen:

          We are writing on behalf of our client, NuVim, Inc., a Delaware corporation (“NuVim” or the “Company”), in response to the letter of comments from the Staff of the Securities and Exchange Commission (the “Staff”) to the Company dated April 28, 2005. Transmitted herewith for filing via EDGAR is Amendment No. 5 (the “Amendment”) to NuVim’s registration statement on Form SB-2, File No. 333-120938, originally filed on December 2, 2004, as amended by Pre-effective Amendment No. 1, filed on February 3, 2005, Pre-effective Amendment No. 2, filed on February 8, 2005, Pre-effective Amendment No. 3, filed on March 31, 2005 and Pre-effective Amendment No. 4, filed on April 1, 2005 and Pre-effective Amendment No. 5, filed on May 4, 2005 (the “Registration Statement”).

          Note that this amendment reflects a substantial reduction in the size of the offering. The Company is still offering 2,700,000 Units, but the IPO price has been reduced to $1.00. This change has had a material impact on the disclosure in the prospectus. For example, the use of proceeds needed to be substantially revised, and this required the Company to renegotiate certain agreements it had made with creditors to be repaid out of the net proceeds. The bridge financing, which was to convert at the closing at $3.00 per share, now will convert only $500,000 of the principal, at a $2.00 per share price, with the balance of principal and accrued interest now due 18 months after the offering. The change in the IPO price also changed the conversion rate on the $245,000 convertible note, so that instead of converting into 81,667 units at $3.00, it will convert

Division of Corporation Finance
Securities and Exchange Commission
June 6, 2005

into 245,000 units at $1.00, since, by its terms, it converts at the IPO price. In addition, the executives agreed to convert more salary and advances into stock. These changes have changed the total number of shares to be outstanding just prior to the offering from 4,473,060 shares to 4,630,297 shares, of which 654,911 shares are included in the “selling stockholder prospectus.” These changes are reflected throughout the prospectus.

          The text of each comment, and NuVim’s response thereto, are set forth below and numbered to correspond with the numbering in the Staff’s comment letter.

Prospectus Summary, page 3

1.       Please include a brief summary of the selling shareholders offering under this caption.

          Response:

          In response to the Staff’s comment, a description of the selling stockholder offering has been added to the end of the Prospectus Summary. Please see page 6.

Risk Factors, page 7

2.        As previously requested, add as a risk factor the default information contained in the third through seventh paragraphs under Liquidity and Capital Resources.

          Response:

          Although in prior filings, we did not believe that the historical default situation was a future risk, that has changed with the extremely small offering the Company is now planning to complete. The Company now agrees with the Staff that the loan defaults are a disclosure matter that should be highlighted in the risk factors. Accordingly, the Company has added a risk factor discussing the historical loan defaults and the possible future default situation. Because the Company is raising such a small amount of capital, which does raise the possibility that they could find themselves in this situation again, the new risk factor has been placed on the first page of risk factors, to highlight the seriousness of potential risk. Please see page 7.

3.        Although the proceeds no longer include a substantial amount to be paid to related parties, the offering, indirectly, will continue to greatly benefit affiliates who will convert approximately $2 million of debt, mostly in default, to shares and reoffer them after the receipt of the firm commitment. We therefore continue to feel that the deleted risk factor is necessary to explain this.

Division of Corporation Finance
Securities and Exchange Commission
June 6, 2005

          Response:

          Although certain of the details of the restructuring plans have changed since Pre-effective Amendment No. 5, the Company has revised the previously-deleted risk factor and returned the disclosure to the prospectus. Please see page 11.

Use of Proceeds, page 13

4.       Please break out the amounts to be paid to related parties from the 22% allocated to “working capital.”

          Response:

          Because of the significant reduction in the amount of net proceeds, none of the working capital funds will be paid to related parties, except $25,000 to pay the past due salary owed to the CFO. The Company has expanded the disclosure regarding working capital to state that no funds will be used to repay insiders except for this payment. Please see page 13.

Capitalization, page 14

5.       We note the pro forma as adjusted shares outstanding of $33 does not appear to reconcile to the pro forma as adjusted number of shares outstanding at the stated par value. Please revise.

          Response:

          The error in the Capitalization table has been corrected in the Amendment. Please see page 14.

Dilution, page 15

6.        We note that your additional disclosure that original stockholders and stockholders who received stock-based compensation own an aggregate of 504,468 shares of your common stock. On page 22, your disclosure of “actual” shares outstanding is 414,073. The tables on both page 15 and 22 indicate that the remaining shares are the result of conversions of debt and preferred stock. Please advise us of why the sum of original stockholders’ shares and shares received from stock-based compensation does not equal the number of actual shares outstanding.

          Response:

          The number of actual shares outstanding, both at December 31, 2004 and March 31, 2005, is 414,073 shares. The total of “original common stockholders” and the number of “stock-based compensation shares”

Division of Corporation Finance
Securities and Exchange Commission
June 6, 2005

does not total 414,073 because the 414,073 number also includes certain shares issued upon conversion of debt and accrued interest. The 414,073 shares consists of the following:  (i) 118,176 – original common stockholders; (ii) 214,763 – stock-based compensation shares; and (iii) 81,134 – shares issued upon conversion of debt and accrued interest. The table at the bottom of page 15 has not been modified to show this specific calculation because the key disclosure in the table is intended to be the distinction between “existing stockholders,” which is 1,930,297 shares total, and the new investors that will purchase 2,700,000 shares. We hope that the above explanation clarifies for the Staff that the table is correct and sets forth the most important information trying to be conveyed.

Business, page 24

7.       We note your additional disclosure page 31 in response to comment 14 of our letter dated April 28, 2005. Your revision does not match the statements made in your response letter. Please advise.

          Response:

          The discrepancy between the disclosure in the May 4, 2005 filing on page 31 and what was stated in my letter of May 4, 2005 was due simply to an oversight in updating the response letter. We did, in fact, respond to the Staff’s comment, and the information on page 31 of the prospectus is correct. The letter simply failed to update the employee information to be consistent with what was stated in the filing. I apologize for the oversight.

Principal Stockholders, page 44

8.       Your disclosure regarding the beneficial ownership of Dick Clark and Stanley Moger in this section does not appear consistent with your disclosure on the alternative pages. Please advise.

          Response:

          Thank you for pointing out the inconsistency between the principal stockholder table in the IPO prospectus and the selling stockholder table in the alternative pages. The discrepancy was due to a recalculation of the shares issuable upon exercise of certain of the securities being issued to Mr. Clark and Mr. Moger, which was updated in the Principal Stockholders Table but had been overlooked in the alternative pages. Given the restructured offering and its impact on the securities issuable to Mr. Clark and Mr. Moger, the Principal Stockholders Tables in both the IPO prospectus and the selling stockholder prospectus have been updated and are now consistent, as they should be. Please see pages 46 and Alt-6.

Division of Corporation Finance
Securities and Exchange Commission
June 6, 2005

Alternative Pages

9.       It appears that six months following the date of this prospectus your financial condition may be substantially different. Please be aware that undertakings made in accordance with Item 512 of Regulation S-B will require post-effective amendments to update the registration statement.

          Response:

          We note the Staff’s comment and understand the undertakings. The Company will evaluate the need to file post-effective amendments to the registration statement before there are any sales by the selling stockholders and will file such post-effective amendment or amendments as required.

Financial Statements
Note 19 – Subsequent Events
B.  Initial Public Offering, F-21

10.      Please ensure that the information disclosed in the financial statements reconciles with the information disclosed in the registration statement. More specifically, the conversion of outstanding notes payables and accrued salaries disclosed here does not reconcile to the amounts disclosed in Pro Forma Financial Information on page 22. Please revise.

          Response:

          The Company has reviewed the disclosure both in Note 19.B. and in the Pro Forma Financial Information in MD&A and has made sure that the are consistent.

Part II
Exhibits

11.      We note that the fundamental change in this amendment is that a large portion of your outstanding debt is being satisfied by your issuance of shares. If the agreement with the 14 individuals or entities is evidenced by a written agreement, please file it.

          Response:

          The only formal written agreement that the Company entered into with the creditors was a Conversion Agreement regarding conversion of the $1,000,000 bridge loan. That agreement was filed as Exhibit 10.36 to Pre-effective Amendment No. 5. The other creditors signed investor

Division of Corporation Finance
Securities and Exchange Commission
June 6, 2005

representation statements, which the Company did not consider “material contracts,” and therefore did not file. However, in an effort to fully satisfy the Staff’s concerns, the form of investor representation statement has been filed as Exhibit 99.2 to the Amendment.

12.      We note that the shares to be offered by selling shareholders registered by this registration statement will be locked up for six months. Please file the lockup agreement(s) controlling these shares.

          Response:

          The six-month lockup with respect to the shares issuable upon conversion of the bridge loan is contained in the Conversion Agreement. Please See Exhibit 10.36. The six month lockup agreement with respect to the other shares issued in the debt restructuring transactions was attached as Exhibit A to the investment representation statement. However, the Company has also included it as Exhibit 99.2.

13.      Revise your legality opinion to indicate that it opines upon Delaware law, including the statutory provisions, all applicable provisions of the Delaware Constitution and all reported judicial decisions interpreting those laws.

          Response:

          This firm’s legal opinion has been revised as requested. Please see Exhibit 5.1.

          As you are aware, this offering has been in registration since December 2, 2004 and this is the sixth amendment (although only the fourth amendment responding to SEC comments). The parties are very anxious to close this offering as soon as possible. We would be most grateful if you would promptly complete your review so that the registration statement may be declared effective so that trading may begin during the second week of June.

          Thank you once again for the continued assistance you are providing on this offering.

Very truly yours,

/s/ DEBRA K. WEINER

Debra K. Weiner

Division of Corporation Finance
Securities and Exchange Commission
June 6, 2005

cc:	Duc Dang, Esq. (Division of Corporation Finance)
Angela Halac (Division of Corporation Finance)
Mark von Bergen, Esq. (Holland & Knight)
David Wang, Esq. (Holland & Knight)
Michael Schreck (WithumSmith+Brown)
Richard P. Kundrat (NuVim, Inc.)
Michael Vesey (NuVim, Inc.)
Lorraine Maxfield (Paulson Investment Company, Inc.)